NEWS RELEASE

EMX Announces Additional High Grade Drill Results at the
Gumsberg Zinc-Lead-Silver Royalty Property in Sweden

Vancouver, British Columbia, May 2, 2018 (TSX Venture: EMX; NYSE American: EMX) – EMX Royalty Corporation (the “Company” or “EMX”) is pleased to announce additional high grade zinc-lead-silver diamond drill results from Boreal Metals Corp.'s (TSX Venture: BMX) ("Boreal") 2017-2018 winter drill campaign at EMX's Gumsberg royalty property. Gumsberg is located in the Bergslagen mining region of southern Sweden. The new drill intercepts reported by Boreal were from holes BM-17-006 through BM-17-012, which tested massive sulfide horizons at the Vallberget and Östersilvberg prospects. The intercepts include 3.7 meters averaging 19.27% zinc, with 17.66 g/t silver and 0.25% lead in drill hole BM-17-006, and 6.7 meters averaging 7.01% zinc, with 11.14 g/t silver and 0.44% lead in BM-17-011 (true widths estimated at 80-100% of reported interval lengths)1. EMX congratulates Boreal on their exploration successes and advancement of the Company's Gumsberg royalty property. Please see Appendix 1 of this news release for a table of Boreal's select intercepts from the new drilling.

Boreal’s recently completed 2,545 meter drill program was designed to test for extensions of volcanogenic massive sulfide (VMS) style base metal mineralization along trend and down dip of historic mine workings. Including the first five holes previously reported2, the program succeeded in intersecting significant zinc-lead-silver mineralization in nine of twelve holes, clearly demonstrating that mineralization persists outside of the areas that were mined historically. These results represent novel discoveries of mineralization in the district. All of the geologic targets drilled remain open along strike and at depth. Boreal is planning follow-up programs on the basis of these encouraging results.

EMX has a 19.9% equity interest in Boreal that resulted from the sale of Gumsberg, as well as four other royalty generation properties in Sweden and Norway3. These other properties include two polymetallic VMS projects (Tynset, Norway and Adak, Sweden), one iron-oxide-copper-gold (IOCG) type project (Burfjord, Norway), and one cobalt project (Modum, Norway). Subsequently, in early 2018, EMX sold one cobalt (Guldgruvan, Sweden) and two nickel-copper-cobalt (Njuggträskliden and Mjövattnet, Sweden) assets to Boreal Energy Metals Corp. ("BEMC")4, a subsidiary of Boreal, for which EMX received in aggregate a 9.9% equity stake in BEMC. In addition to the equity interests in Boreal and BEMC, EMX retains uncapped 3% net smelter return (NSR) royalty interests on each of the properties sold to Boreal and BEMC5, and will receive annual advance royalty (AAR) payments, and other consideration from the sale of the projects.

The Boreal agreements are an excellent example of EMX's execution of the royalty generation aspect of the Company's business model. EMX leveraged in-country geologic and business development expertise to acquire prospective properties on open ground, build value through low cost work programs and targeting, and partner the projects for retained royalty interests, equity interests, and AAR payments. This business strategy has provided EMX with substantial share equity in Boreal and BEMC, exposure to exploration upside at no additional cost, and the potential for future royalty payments upon the commencement of production.

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1 See Boreal news release dated May 2, 2018 for a complete table of drill results.
2 See EMX news release dated March 1, 2018.
3 See EMX news releases dated November 22, 2016 and January 16, 2018.
4 See EMX news releases dated February 9, 2018 and April 11, 2018.
5 Boreal retains a right to purchase 1% of the NSR royalty on individual projects by paying EMX CDN $2,500,000 in cash and shares within five years of the closing date.

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada
Tel: (604) 688-6390 Fax: (604) 688-1157
www.EMXRoyalty.com

EMX continues to build its portfolio of precious metal, base metal, and cobalt properties in Scandinavia. Many new properties are available for partnership. Please see www.EMXRoyalty.com for more information.

Dr. Eric P. Jensen, CPG, a Qualified Person as defined by National Instrument 43-101 and employee of the Company, has reviewed, verified and approved the disclosure of the technical information contained in this news release.

About EMX. EMX leverages asset ownership and exploration insight into partnerships that advance our mineral properties, with EMX receiving pre-production payments and retaining royalty interests. EMX complements its royalty generation initiatives with royalty acquisitions and strategic investments.

For further information contact:

David M. Cole	Scott Close
President and Chief Executive Officer	Director of Investor Relations
Phone: (303) 979-6666	Phone: (303) 973-8585
Email: Dave@EMXroyalty.com	Email: SClose@EMXroyalty.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

This news release may contain “forward looking statements” that reflect the Company’s current expectations and projections about its future results. These forward-looking statements may include statements regarding perceived merits of properties, exploration results and budgets, mineral reserves and resource estimates, work programs, capital expenditures, timelines, strategic plans, market prices for precious and base metal, or other statements that are not statements of fact. When used in this news release, words such as “estimate,” “intend,” “expect,” “anticipate,” “will”, “believe”, “potential” and similar expressions are intended to identify forward-looking statements, which, by their very nature, are not guarantees of the Company’s future operational or financial performance, and are subject to risks and uncertainties and other factors that could cause the Company’s actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. These risks, uncertainties and factors may include, but are not limited to: unavailability of financing, failure to identify commercially viable mineral reserves, fluctuations in the market valuation for commodities, difficulties in obtaining required approvals for the development of a mineral project, increased regulatory compliance costs, expectations of project funding by joint venture partners and other factors.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this news release or as of the date otherwise specifically indicated herein. Due to risks and uncertainties, including the risks and uncertainties identified in this news release, and other risk factors and forward-looking statements listed in the Company’s MD&A for the 12 month period that ended on December 31, 2017 (the “MD&A”), and the most recently filed Form 20-F for the year that ended on December 31, 2017, actual events may differ materially from current expectations. More information about the Company, including the MD&A, the 20-F and financial statements of the Company, is available on SEDAR at www.sedar.com and on the SEC’s EDGAR website at www.sec.gov.

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada
Tel: (604) 688-6390 Fax: (604) 688-1157
www.EMXRoyalty.com

Appendix 1

Selected drill intercepts reported in Boreal's May 2, 2018 news release.

Hole	From	To	Length	Zn	Pb	Ag	Au	Prospect
ID	Meters	Meters	Meters	%	%	g/t	g/t	Name
BM-17-006 X	14.88	19.95	5.07	3.00	0.96	9.25	0.02	Vallberget
Incl.	14.88	15.93	1.05	9.29	0.88	11.16	0.08
Incl.	18.80	19.95	1.15	4.38	3.38	9.35	0.02
And	97.15	100.85	3.70	19.27	0.25	17.66	0.03
BM-17-008 X	13.25	13.60	0.35	3.20	0.03	6.85	0.02	Vallberget
BM-17-008 X	86.35	87.15	0.80	1.16	0.05	0.85	0.00
BM-17-011 X	53.50	56.65	3.15	3.03	0.62	11.69	0.19	Vallberget
Incl.	54.73	55.20	0.47	17.80	4.02	43.00	0.58
BM-17-011 X	130.50	137.20	6.70	7.01	0.44	11.14	0.00
BM-17-012 Y	321.00	322.00	1.00	1.22	0.60	6.20	0.10	Östersilvberg
BM-17-012 Y	325.00	329.00	4.00	1.01	0.42	4.25	0.19
BM-17-012 Y	332.00	339.00	7.00	1.56	0.85	12.20	0.18

X Apparent widths reported - true widths are estimated between 80-100% of reported intervals.
Y Apparent widths reported - true widths are unknown for the disseminated mineralization in hole BM-17-012.

Statement of Quality Control, Quality Assurance and Core Handling Protocols reported in Boreal's May 2, 2018 news release.

Drill core is logged and prepped for sampling before submittal to ALS in Malå, Sweden where it is cut, bagged and prepped for analysis. Accredited control samples (blanks and accredited standards) are inserted into the sample intervals regularly. Samples are dried (if necessary), weighed, crushed (70% < 2mm), and riffle split into two fractions. One is retained (coarse reject) and the other is pulverized to 85% < 75µm. Pulps are analyzed by ultra-trace ICP-MS (ME-MS41) and ICP-AES Au-Pt-Pd (PGM-ICP23). Over detection limit samples are reanalyzed using ore grade ICP-AES by aqua regia (ME-OG46) or by AAS in the case of high grade zinc (Zn-AAORE).

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada
Tel: (604) 688-6390 Fax: (604) 688-1157
www.EMXRoyalty.com